SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of February 2006

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No   Description

1.           Holding(s) in Company announcement released on 15 February 2006
2.           Notice of Results announcement released on 17 February 2006
3.           Holding(s) in Company announcement released on 17 February 2006
4.           Holding(s) in Company announcement released on 24 February 2006

Exhibit 1.

                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE ATTACHED LETTER (BELOW)


5)   Number of shares/amount of stock acquired.




6)   Percentage of issued Class




7)   Number of shares/amount of stock disposed




8)   Percentage of issued Class




9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     13 Feb 2006


11)  Date company informed

     15 Feb 2006


12)  Total holding following this notification

     85,766,225


13)  Total percentage holding of issued class following this notification

     13.70%


14)  Any additional information




15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     CLARE DUFFILL


     Date of Notification      15 Feb 2006



Letter to: Rank Group plc

Dated: 13 February 2006

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

Please also note the interest in ordinary shares submitted on 23rd and 26th January 2006 were notified by Fidelity International in error.

If you have any questions please contact Laura Cotterell on email fil-regulatoryreporting@uk.fid-intl.com or via Fax on 01737 837 450.

From: Subha Ravindran (Regulatory Reporting Analyst, Fidelity International)



Amendment 28

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1.   Company in which shares are held:      Rank Group Plc

2.   Notifiable Interest:    Ordinary Shares

     A    FMR Corp
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     B    Fidelity International Limited (FIL)
          P.O. BOX HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII) investment managers for various non-US investment companies and institutional clients.


3.   The notifiable interests also comprise the notifiable interest of:

          Mr Edward C. Johnson 3d
          82 Devonshire Street
          Boston, MA 02109

     A principal shareholder FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


SCHEDULE A

SECURITY: RANK GROUP PLC.                                        Amendment No 28

CURRENT OWNERSHIP
PERCENTAGE:                13.70%

TOTAL SHARES HELD:     85,766,225

SHARES IN ISSUE:      625,901,997

CHANGE IN HOLDINGS
SINCE LAST FILING:     +9,804,233 ordinary shares



                      SHARES HELD   MANAGEMENT   NOMINEE/REGISTERED
                                     COMPANY     NAME

                        6,345,890      FPM       NORTHERN TRUST LONDON
                        5,214,410      FPM       STATE STR BK AND TR CO LNDN (S
                        4,055,400      FPM       JP MORGAN, BOURNEMOUTH
                        1,439,300      FPM       MELLON BANK
                        1,369,489      FPM       BANK OF NEW YORK BRUSSELS
                          904,500      FPM       HSBC BANK PLC
                          594,200      FPM       BANKERS TRUST LONDON
                          263,700      FPM       MIDLAND SECURITIES SERVICES
                          142,000      FPM       CHASE MANHTTN BK AG FRNKFRT (S
                          140,700      FPM       CLYDESDALE BANK PLC
                           76,800      FPM       JPMORGAN CHASE BANK
                           16,500      FPM       DEXIA PRIVATBANK
                           15,400      FPM       CHASE MANHATTAN LONDON
                          962,900      FMTC      BROWN BROTHERS HARRIMAN AND CO
                          641,000      FMTC      STATE STREET BANK AND TR CO
                          351,300      FMTC      NORTHERN TRUST CO
                          334,100      FMTC      JPMORGAN CHASE BANK
                          233,700      FMTC      BANK OF NEW YORK
                          191,400      FMRCO     NORTHERN TRUST LONDON
                           82,000      FMRCO     STATE STREET BANK AND TR CO
                           62,000      FMRCO     MELLON BANK N.A.
                       56,371,795      FISL      JP MORGAN BOURNEMOUTH
                          821,951      FIL       BROWN BROS HARRIMN LTD LUX
                          747,700      FIL       JP MORGAN, BOURNEMOUTH
                          440,300      FIL       BANK OF NEW YORK BRUSSELS
                          286,100      FIL       JP MORGAN, BOURNEMOUTH
                          227,640      FIL       STATE STR BK AND TR CO LNDN (S
                          222,300      FIL       NORTHERN TRUST LONDON
                        2,899,150      FIL       JP MORGAN, BOURNEMOUTH
                          289,700      FICL      STATE STREET BANK AND TR CO
                           22,900     FIA(K)L    STATE STREET HONG KONG

Exhibit 2.


                             The Rank Group Plc ("Rank")
                                Notice of results

The Rank Group Plc will announce its preliminary results for the year ended 31st December 2005 at 7am on Friday, 3rd March 2006.






Enquiries:

The Rank Group Plc                          Tel: 020 7535 8031
Dan Waugh, director of investor relations

Exhibit 3.


                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc


2. Name of shareholder having a major interest

Deutsche Bank AG.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above, and its affiliates


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG - 31,567,780 shares


5. Number of shares / amount of stock acquired


 6. Percentage of issued class


 7. Number of shares / amount of stock disposed


 8. Percentage of issued class


 9. Class of security

Ordinary 10p Share


10. Date of transaction

15 February 2006


  11. Date Company informed

17 February 2006


12. Total holding following this notification

31,567,780


13. Total percentage holding of issued class following this notification

5.05%


14. Any additional information


 15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133


16. Name and signature of authorised company official responsible for making this notification

Clare Duffill


Date of notification

17 February 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 4.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc


2. Name of shareholder having a major interest

Aviva plc and its subsidiaries


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd - 8,644,251 shares
Chase GA Group Nominees Ltd - 4,938,346 shares
Chase Nominees Ltd - 1,199,723 shares
CUIM Nominees Ltd - 4,488,047 shares


5. Number of shares / amount of stock acquired

 1,234,870


 6. Percentage of issued class



 7. Number of shares / amount of stock disposed



 8. Percentage of issued class



 9. Class of security

Ordinary 10p Share


10. Date of transaction

23 February 2006


  11. Date Company informed

24 February 2006


12. Total holding following this notification

19,270,367


13. Total percentage holding of issued class following this notification

3.08%


14. Any additional information



 15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133


16. Name and signature of authorised company official responsible for making this notification

Clare Duffill


Date of notification

24 February 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  27 February 2006

                                                By:____P M Coles_____

                                                Name:  P M Coles

                                                Title: Company Secretary